Exhibit 99.1

Bulletin from the Annual General Meeting of Eco Wave Power Global AB (publ)

Today, on June 30, 2023, the annual general meeting of Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) was held. Below is a summary of the resolutions passed at the annual general meeting (all in accordance with the proposals presented in the notice to attend the meeting kept available at the Company’s website).

The annual general meeting resolved:

●	to adopt the profit and loss statement and balance sheet for the financial year 2022;

●	that the Company’s result should be carried forward in new account and that no dividend shall be paid for the financial year 2022;

●	to grant the board members and the CEO of the Company discharge from liability for the financial year 2022;

●	that the board of directors shall consist of five (5) ordinary members without deputy members for the period until the end of the next annual general meeting. Furthermore, it was resolved that a registered accounting firm should be elected as auditor;

●	that the fees payable to the board of directors for the period until the end of the next annual general meeting shall amount to a total of SEK 900,000, out of which SEK 300,000 shall be paid to the chairman of the board of directors and SEK 200,000 to each of the ordinary members. It was further resolved that no board fee shall be paid to Inna Braverman;

●	that the Company’s auditor is to be paid in accordance with approved quotes and invoices;

●	to re-elect Mats Andersson, David Leb, Annath Abecassis and Inna Braverman and to new-elect Gilles Amar as ordinary board members for the period until the end of next annual general meeting. The meeting also resolved to re-elect Mats Andersson as chairman of the board of directors until the end of next annual general meeting. Further, the auditing firm PriceWaterhouseCoopers AB was new-elected as auditor for the Company until the end of next annual general meeting. It was further noted that the auditor has notified that Anna Rozhdestvenskaya will act as a chief auditor;

●	an authorization for the board of directors to increase the share capital in accordance with the board of directors’ proposal from May 31, 2023;

●	to change the articles of association in order to allow the board of directors to collect proxies and enable postal voting in accordance with the board of directors’ proposal from May 31, 2023; and

●	an authorization for the board of directors to, subject to approval from the Swedish Financial Supervisory Authority, resolve to purchase and transfer own shares of the Company in accordance with the board of directors’ proposal from May 31, 2023.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017